Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Louis Rambo
Partner
d 202.416.6878
lrambo@proskauer.com
www.proskauer.com

August 21, 2025

BY EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Icahn Enterprises L.P.
Registration Statement on Form S-3
Filed August 4, 2025
File No. 333-289228

Dear Ms. Barberena-Meissner and Mr. Morris:

We acknowledge receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 18, 2025, (the “Comment Letter”) with regard to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We have reviewed the Comment Letter with Icahn Enterprises L.P. (the “Company”) and provide the following responses on the Company’s behalf.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof to respond to the Staff’s comment.

For ease of reference, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Registration Statement, as indicated.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 21, 2025

Registration Statement on Form S-3 filed August 4, 2025

General

1.	We note your disclosure on the cover page and page 21 of your sales agreement prospectus that you have entered into Sales Agreements with Jefferies under which you may issue and sell your depositary units from time to time through Jefferies, as sales agent, having an aggregate offering amount of up to $412,611,563. We also note your disclosure that in connection with the sale of depositary units on your behalf, Jefferies may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Jefferies may be deemed to be underwriting commissions or discounts. In view of Jeffries' role in your offering of depositary units as the sales agent, please tell us the basis for your conclusion that the Jeffries may not be deemed an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933. Please refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please note that if you determine that Jeffries is a statutory underwriter then you must identify Jeffries as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, in response to the Staff’s comment, the Company has revised the disclosure regarding Jefferies’ status as an “underwriter” on the cover page of the sales agreement prospectus, and in the Plan of Distribution section starting on page 21 of the sales agreement prospectus, and has revised the description of the compensation to be paid to Jefferies pursuant to the sales agreements in accordance with the Staff’s comment.

* * * * *

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at (202) 416-6878 at your convenience.

Very truly yours,

/s/ Louis Rambo
Louis Rambo
Proskauer Rose LLP

cc:	Andrew Teno, Chief Executive Officer, Icahn Enterprises L.P.
Jesse Lynn, General Counsel, Icahn Enterprises L.P.
Joshua Apfelroth, Proskauer Rose LLP
Jonathan DeSantis, Proskauer Rose LLP